Thumzup Media Corporation

10557-B Jefferson Boulevard

Culver City, CA 90232

Tel: (800) 403-6150

May 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

Re: Thumzup Media Corporation Registration Statement on Form S-3 File No. 333-286951

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on May 30, 2025, or as soon thereafter as practicable.

Please contact Jesse L. Blue, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 668-4553, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Thumzup Media Corporation

By:	/s/ Robert Steele
Robert Steele
Chief Executive Officer